July 8, 2005

Mail Stop 3561

Via US Mail and Facsimile

Mr. Scott Hawrelechko
Chief Executive Officer and Chief Financial Officer
Suite 1000, 10050-112 Street, 10th Floor
Edmonton, Alberta, Canada T5K 2J1

Re:	Myriad Entertainment & Resorts, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Form 10-QSB for the period ended March 31, 2005
	Commission file #: 000-24789

Dear Mr. Hawrelechko:

We have reviewed the above referenced filing and have the following comments. Please file an amended Form 10-KSB in response to our request for expanded or revised disclosure. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * * * * * * * * * * * * * * * * * * * *

Form 10-KSB for the year ended December 31, 2004

Report of Independent Registered Public Accounting Firm

1. Please provide a report of the independent registered public accounting firm that indicates the name of the firm issuing the report.


Financial Statements

Statements of Operations

2. It appears from your disclosure in Note 1 that you have
accounted
for your investment in Myriad-Tunica under the equity method of
accounting.   Please tell us if Myriad-Tunica had any earnings or
loss during 2004 and why you have not presented your equity in earnings/loss of Myriad-Tunica as a separate line item in the statement of operations. See paragraph 19 of APB 18.

3. We note that you have reflected the reversal of previously accrued salaries as a reduction of operating expense in your consolidated statement of operations for 2004, due to previous management`s agreement to forego rights to their accrued but unpaid salaries. Note that we would expect the Company`s financial statements to reflect reasonable levels of compensation expense in relation to the nature and extent of the services provided. Furthermore, if the officers agreed to relinquish their rights to this accrued compensation, the reversal of these accruals should be reflected as a capital contribution rather than as a reduction of expense. Please revise your financial statements to reflect the reversal of these accruals as capital contributions.

Statement of Stockholders Equity

4. We note that your statement of stockholders` equity includes changes from January 1, 2004 through December 31, 2004. Please revise to include a statement of stockholders equity for each of the two years preceding the most recent balance sheet date presented. See Rule 310(a) of Regulation S-B.

Notes to Financial Statements

- General

5. We note that your investment in Myriad -Tunica represents the entirety of your assets. In order to comply with Item
310(b)(2)(iii)
of Regulation S-B, please disclose the sales, gross profit, net income (loss) from continuing operations, and net income of the equity investee in your notes to financial statements.

6. We note from your disclosure on page 26 of Item 11, that Scott Hawrelechko, Chief Executive Officer, beneficially owns stock representing approximately 56.6% of the voting stock of the Company and has the effective power to control the vote on substantially all
significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

1. Summary of Significant Accounting Policies
(d) Investment in Myriad World Resort of Tunica

7. Explain in detail how you determined that your $200,000 investment in Myriad is not impaired at December 31, 2004. Your response should explain the methods and significant assumptions used to evaluate this investment for impairment. We may have further comment upon receipt of your response.

Note 6.  Stockholders` Equity

8. We note that during 2004 you issued stock to directors and to a vendor for services and recognized an expense for these issuances. Please tell us and disclose in Note 6 how you determined the fair
market value of the stock recorded at each issuance.   See
paragraph
8 of SFAS 123.

Note 7.  Related Party Transactions

9. We note that during 2004 you received $18,334 from a related party which is included on the balance sheet as due to related party.
Please disclose the nature of your relationship with the related party. See paragraph 2 of SFAS No. 57.

Form 10-QSB for the quarter ended March 31, 2005

Note 6.  Stockholders` Equity

10. We note that during the first quarter you made stock grants to various service providers. Please tell us and disclose in future filings how you determined or calculated the fair market value of the issued stock. See paragraph 8 of SFAS 123.

11. Comply with the comments on the Form 10-KSB for the year ended December 31, 2004 in your future filings on Form 10-QSB.


* * * * * * * * * * * * * * * * * * * * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

the company is responsible for the adequacy and accuracy of the disclosure in the filings;

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Lamoureux at 202-551-3301 or Linda Cvrkel at
202-551-3813 if you have questions.

								Sincerely,



								Joseph A. Foti
								Senior Assistant Chief
Accountant
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Mr. Scott Hawrelechko
Myriad Entertainment & Resorts, Inc.
July 8, 2005
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